GOLDMAN, SACHS & CO.

200 West Street

New York, NY 10282

November 8, 2010

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attention:  John L. Krug

Re:                              Ikaria, Inc.

Filed on Form S-1

Registration No. 333-166792

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, we wish to advise that between October 27, 2010 and the date hereof 10,924 copies of the Preliminary Prospectus dated October 26, 2010 were distributed as follows: 6,159 to prospective underwriters; 3,766 to institutional investors; 794 to prospective dealers; 169 to individuals; 0 to rating agencies and 36 to others.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Time on November 10, 2010 or as soon thereafter as practicable.

Very truly yours,

GOLDMAN, SACHS & CO.

MORGAN STANLEY & CO. INCORPORATED

As Representatives of the

Prospective U.S. Underwriters

By:	/s/ GOLDMAN, SACHS & CO.
(Goldman, Sachs & Co.)